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NEWS RELEASE
                                                                    [CIGNA LOGO]

                                   EXHIBIT 20




For Release:     IMMEDIATE                                     One Liberty Place
                                                              1650 Market Street
                                                                   P.O. Box 7716
                                                     Philadelphia, PA 19192-1550
                                                                  (215) 761-1000

Contact: Michael J. Monroe, Media Relations -- 215-761-6133 Robert W. Sullivan, Financial Relations -- 215-761-6130

                CIGNA CORPORATION ANNOUNCES PLANS TO STRENGTHEN
               RESERVES BY  $1.2 BILLION AND RESTRUCTURE DOMESTIC
                        PROPERTY AND CASUALTY OPERATIONS


Philadelphia, PA, October 2, 1995 -- CIGNA Corporation announced today that it will increase net reserves for asbestos and environmental (A&E) claims and other exposures by $1.2 billion in conjunction with a restructuring of its domestic property and casualty companies (CIGNA P&C). The reserve actions will result in a charge to earnings of approximately $750 million (after-tax) in the third quarter.(1)

The reserve strengthening and restructuring are designed to significantly reduce the uncertainty associated with A&E exposures, improve operating results and better position CIGNA P&C for future growth, the Company said. The capital required to implement the restructuring and reserve strengthening will be provided by internally available resources.

"These actions position us very well for the future," said Wilson H. Taylor, CIGNA Chief Executive Officer. "We have addressed the reserve issue for both asbestos and environmental claims and, at the same time, restructured CIGNA P&C into two distinct operations -- one concentrating on profitable growth, free of the uncertainty associated with A&E exposures, and the other ensuring that policyholder obligations for run-off policies are secure and properly managed. We believe that this comprehensive approach will contribute to improved future financial results," he added.


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(1) Third quarter earnings release scheduled for October 31, 1995.
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The $1.2 billion addition to net reserves, which is based on extensive internal analysis and information developed by two nationally recognized independent actuarial firms -- Milliman and Robertson, Inc., retained by CIGNA, and Tillinghast Associates, retained by the Commonwealth of Pennsylvania -- increases CIGNA's total A&E net reserves to approximately $1.9 billion. In the Company's judgement, these reserves reflect reasonable estimates of its future asbestos and environmental claims.

The proposed CIGNA P&C restructuring, which is subject to regulatory approval, will establish two separate holding companies -- one managing the active ongoing operations and the other responsible for run-off operations, including asbestos and environmental claims.

The restructuring and reserve plans have been discussed extensively with CIGNA's domiciliary state regulators and with major rating agencies. CIGNA expects to obtain regulatory approvals to implement the restructuring plan in the fourth quarter.

The active company will be comprised of the existing domestic P&C specialist organization that has been concentrating on profitable niche markets.
Assuming the restructuring plan had been in place on June 30, 1995, the active domestic P&C operation would have had statutory assets of approximately $5.2 billion. Over the past several years, management has strengthened aggressively the underwriting quality of these operations; improved the mix of business; restructured the producer force; reduced exposures to major catastrophes; and significantly reduced expenses. As announced earlier, a charge of approximately $75 million (pre-tax) will be taken in the third quarter to reflect additional planned cost reduction initiatives.

"The active operation will have a strong balance sheet, appropriate reserves and excellent profit potential," said Gerald A. Isom, President of CIGNA P&C. "Further, we are committed to providing superior service at competitive prices in our selected markets. Our run-off operation is very well capitalized and very strongly staffed."
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The active domestic P&C operation will continue to have three primary profit centers: Special Risk Facilities, which focuses on U.S.-based large risks; Specialty Insurance Services, which serves clients that have unique or specialized needs; and Commercial Insurance Services, which specializes in serving segments of the standard commercial market.

Assuming the effect of the restructuring plan, as of June 30, 1995, the inactive operation would have had statutory assets of approximately $7.0 billion, which would be sufficient to cover future claims, including asbestos and environmental, CIGNA said. "In addition to a sound financial position, the run-off operation has a strong management team focused on meeting the obligations to policyholders, handling claims and settlements, identifying and controlling exposures, collecting reinsurance and other recoverables, and conserving and enhancing its asset base," Mr. Isom added. The run-off operations will no longer accept new business.

CIGNA Corporation had consolidated assets of approximately $92 billion and shareholder equity of approximately $6.8 billion as of June 30, 1995. CIGNA's businesses rank among the largest health care, insurance and financial services organizations in the United States, and also include one of the largest U.S.-based international insurance organizations.


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